Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD.

Date: February 15, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To increase the Company's registered share capital and to amend and restate the Company's Amended and Restated Articles of Association to reflect the same.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here   Please Date Above

Please Sign Here   Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD. to be Held on February 15, 2021 for Holders as of January 27, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on February 10, 2021.

To view all Annual General Meeting related materials, please visit:

http://investors.nano-di.com/events-and-presentations

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

NANO DIMENSION LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on February 10, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Nano Dimension Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **January 27, 2021** at the **Extraordinary General Meeting of the Shareholders** of Nano Dimension Ltd. to be held on **February 15, 2021** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. Box 8016
CARY, NC 27512-9903